UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

CSS Industries, Inc.

(Name of Subject Company)

CSS Industries, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

125906107

(CUSIP Number of Class of Securities)

William G. Kiesling, Esq.

Senior Vice President – Legal and Licensing and General Counsel

 CSS Industries, Inc.

 450 Plymouth Road, Suite 300

Plymouth Meeting, PA

(610) 729-3959

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With a copy to:

Justin W. Chairman

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2020 and subsequently amended by Amendment No. 1 filed with the SEC on February 4, 2020, Amendment No. 2 filed with the SEC on February 11, 2020 and Amendment No. 3 filed with the SEC on February 18, 2020 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by CSS Industries, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to a tender offer by TOM MERGER SUB INC., a Delaware corporation and direct, wholly owned subsidiary of IG Design Group Americas, Inc., a Georgia corporation and wholly owned subsidiary of IG Design Group Plc, a public limited company incorporated and registered in England and Wales, to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share, of the Company for a purchase price of $9.40 per share, net to the seller in cash, without interest and subject to any applicable tax deduction or withholding, upon the terms and subject to the conditions set forth in the the Offer to Purchase, dated January 31, 2020 (as may be amended or supplemented from time to time), and in the related Letter of Transmittal (as may be amended or supplemented from time to time), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 31, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on January 31, 2020 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Opinion of Guggenheim Securities, LLC, dated January 17, 2020 (included as Annex A to this Schedule 14D-9).

(a)(5)(B)

Press Release issued by CSS Industries, Inc., dated January 20, 2020 (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.’s Current Report on Form 8-K filed with the SEC on January 21, 2020).

(a)(5)(C)

Transcript of Video Presentation to CSS Industries, Inc. Employees, made on January 20, 2020 (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.’s Schedule 14D-9-C filed with the SEC on January 21, 2020).

Exhibit No.	Description
(a)(5)(D)

Slides used during Video Presentation to the Company’s Employees, made on January 20, 2020 (incorporated by reference to Exhibit 99.2 to CSS Industries, Inc.’s Schedule 14D-9-C filed with the SEC on January 21, 2020).

(a)(5)(E)	Company Employee FAQ, dated January 20, 2020 (incorporated by reference to Exhibit 99.3 to CSS Industries, Inc.’s Schedule 14D-9-C filed with the SEC on January 21, 2020).

(a)(5)(F)

Form of Letter sent to the Company’s Customers and Licensors on January 20, 2020 (incorporated by reference to Exhibit 99.4 to CSS Industries, Inc.’s Schedule 14D-9-C filed with the SEC on January 21, 2020).

(a)(5)(G)	Form of Letter sent to the Company’s Vendors on January 20, 2020 (incorporated by reference to Exhibit 99.5 to CSS Industries, Inc.’s Schedule 14D-9-C filed with the SEC on January 21, 2020).

(a)(5)(H)	Company Customer, Vendor and Licensor FAQ, dated January 20, 2020 (incorporated by reference to Exhibit 99.6 to CSS Industries, Inc.’s Schedule 14D-9-C filed with the SEC on January 21, 2020).

(a)(5)(I)	Email sent to the Company’s Employees on January 23, 2020 (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.’s Schedule 14D-9-C filed with the SEC on January 23, 2020).

(a)(5)(J)	Text of Complaint, dated February 3, 2020 (Shiva Stein vs. CSS Industries, Inc. et. al.).

(a)(5)(K)	Text of Complaint, dated February 7, 2020 (Adrienne Halberstam vs. CSS Industries, Inc. et. al.).

(a)(5)(L)	Text of Complaint, dated February 10, 2020 (Joseph Post vs. CSS Industries, Inc. et. al.).

(a)(5)(M)*	Transcript of Video Presentation to CSS Industries, Inc. Employees, made on February 19, 2020.

(a)(5)(N)*	Slides used during Video Presentation to CSS Industries, Inc. Employees, made on February 19, 2020.

(b)(1)+	Placing Agreement, dated as of January 20, 2020, by and between IG Design Group Plc and Canaccord Genuity Limited (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(e)(1)

Agreement and Plan of Merger, dated as of January 20, 2020, by and among CSS Industries, Inc., IG Design Group Americas, Inc., TOM MERGER SUB INC. and IG Design Group Plc (incorporated by reference to Exhibit 2.1 to CSS Industries, Inc.’s Current Report on Form 8-K filed with the SEC on January 21, 2020).

(e)(2)	Confidentiality Agreement, dated December 7, 2018, between IG Design Group Plc and CSS Industries, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Amendment No. 1 to Confidentiality Agreement, dated October 31, 2019, between IG Design Group Plc and CSS Industries, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)

Rights Agreement, dated as of November 11, 2019, between CSS Industries, Inc. and American Stock Transfer & Trust, LLC, as rights agent (including the form of Certificate of Designation of Series D Junior Participating Class 2 Preferred Stock, as Exhibit A thereto, the form of Rights Certificate, as Exhibit B thereto, and the form of Summary of Rights to Purchase Preferred Stock, as Exhibit C thereto) (incorporated by reference to Exhibit 4.1 to CSS Industries, Inc.’s Current Report on Form 8-K filed with the SEC on November 12, 2019).

(e)(5)

Amendment No. 1 to the Rights Agreement, dated as of January 20, 2020, between CSS Industries, Inc. and American Stock Transfer & Trust, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2020).

(e)(6)

Employment Agreement dated as of May 12, 2006 between CSS Industries, Inc. and Christopher J. Munyan (incorporated by reference to Exhibit 10.2 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q dated August 9, 2006).

Exhibit No.	Description
(e)(7)

Amendment to Employment Agreement dated as of September 5, 2008 between CSS Industries, Inc. and Christopher J. Munyan (incorporated by reference to Exhibit 10.6 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q dated October 30, 2008).

(e)(8)

Amendment dated December 26, 2008 to Employment Agreement between CSS Industries, Inc. and Christopher J. Munyan (incorporated by reference to Exhibit 10.3 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q dated February 5, 2009).

(e)(9)

Amendment dated March 19, 2013 to Employment Agreement between CSS Industries, Inc. and Christopher J. Munyan (incorporated by reference to Exhibit 10.1 to CSS Industries, Inc.’s Current Report on Form 8-K filed on March 25, 2013).

(e)(10)

Nonqualified Supplemental Executive Retirement Plan Covering Officer-Employees of CSS Industries, Inc. and its Subsidiaries (Amended and Restated, Effective as of January 1, 2009) (incorporated by reference to Exhibit 10.5 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q dated February 5, 2009).

(e)(11)

Amendment 2017-1 to the Nonqualified Supplemental Executive Retirement Plan Covering Officer-Employees of CSS Industries, Inc. and its Affiliates (incorporated by reference to Exhibit 99.3 to CSS Industries, Inc.’s Current Report on Form 8-K dated August 4, 2017).

(e)(12)

CSS Industries, Inc. Deferred Compensation Plan (as amended and restated effective as of August 1, 2017) (incorporated by reference to Exhibit 99.2 to CSS Industries, Inc.’s Current Report on Form 8-K dated on August 4, 2017).

(e)(13)

CSS Industries, Inc. Management Incentive Program (as amended and restated effective as of April 1, 2017) (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.’s Current Report on Form 8-K dated August 4, 2017).

(e)(14)

CSS Industries, Inc. Severance Pay Plan for Senior Management and Summary Plan Description (as amended through March 23, 2016) (incorporated by reference to Exhibit 10.23 to CSS Industries, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016).

(e)(15)

CSS Industries, Inc. 2013 Equity Compensation Plan, as amended and restated effective May 22, 2018 (incorporated by reference to Exhibit 99.2 to CSS Industries, Inc.’s Current Report on Form 8-K filed on May 29, 2018).

(e)(16)

Form of Grant Instrument for Performance-Based Restricted Stock Units issued under the 2013 Equity Compensation Plan (incorporated by reference to Exhibit 10.2 to CSS Industries, Inc.’s Current Report on Form 8-K filed on May 23, 2014).

(e)(17)

Form of Grant Instrument for Service-Based Non-Qualified Stock Options issued under the 2013 Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q filed on August 1, 2017).

(e)(18)

Form of Grant Instrument for Service-Based Restricted Stock Units issued under the 2013 Equity Compensation Plan prior to May 29, 2018 (incorporated by reference to Exhibit 10.2 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q filed on August 1, 2017).

(e)(19)

Form of Grant Instrument for Restricted Stock Units granted to Non-Employee Directors under the Company’s 2013 Equity Compensation Plan (incorporated by reference to Exhibit 10.4 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q filed on October 25, 2016).

(e)(20)

Employment Agreement dated February 16, 2017 between CSS Industries, Inc. and John S. White (incorporated by reference to Exhibit 10.1 to CSS Industries, Inc.’s Current Report on Form 8-K filed on February 23, 2017).

Exhibit No.	Description
(e)(21)

CSS Industries, Inc. Change of Control Severance Pay Plan for Executive Management (as amended through May 22, 2018) (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.’s Current Report on Form 8-K filed on May 29, 2018).

(e)(22)

Form of Grant Instrument for service-based restricted stock units granted on and after May 29, 2018 (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.’s Current Report on Form 8-K filed on June 4, 2018).

(e)(23)

Form of Grant Instrument for performance-based restricted stock units with cumulative adjusted EBITDA performance condition granted May 29, 2018 (incorporated by reference to Exhibit 99.2 to CSS Industries, Inc.’s Current Report on Form 8-K filed on June 4, 2018).

(e)(24)

Form of Grant Instrument for performance-based restricted stock units with cumulative net sales performance condition granted May 29, 2018 (incorporated by reference to Exhibit 99.3 to CSS Industries, Inc.’s Current Report on Form 8-K filed on June 4, 2018).

(e)(25)	CSS Industries, Inc. FY 2020 Management Incentive Program Criteria (incorporated by reference to Exhibit 10.3 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q filed on August 2, 2019).

(e)(26)

Employment Agreement dated March 31, 2019 between CSS Industries, Inc. and Cara Farley (incorporated by reference to Exhibit 99.1 to CSS Industries, Inc.’s Current Report on Form 8-K filed on April 1, 2019).

(e)(27)

Form of Grant Instrument for performance-based restricted stock units with adjusted EBITDA performance condition granted May 28, 2019 (incorporated by reference to Exhibit 10.4 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q filed on August 2, 2019).

(e)(28)

Form of Grant Instrument for performance-based restricted stock units with net sales performance condition granted May 28, 2019 (incorporated by reference to Exhibit 10.5 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q filed on August 2, 2019).

(e)(29)	Restated Certificate of Incorporation filed December 5, 1990 (incorporated by reference to Exhibit 3.1 to CSS Industries, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006).

(e)(30)

Amendment to Restated Certificate of Incorporation filed May 8, 1992 (incorporated by reference to Exhibit 3.2 to CSS Industries, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006).

(e)(31)

Certificate eliminating Class 2, Series A, $1.35 Preferred stock filed September 27, 1991 (incorporated by reference to Exhibit 3.3 to CSS Industries, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006).

(e)(32)

Certificate eliminating Class 1, Series B, Convertible Preferred Stock filed January 28, 1993 (incorporated by reference to Exhibit 3.4 to CSS Industries, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006).

(e)(33)	Amendment to Restated Certificate of Incorporation filed August 4, 2004 (incorporated by reference to Exhibit 3.1 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q dated November 8, 2004).

(e)(34)

Restated Certificate of Incorporation, as amended to date (as last amended August 4, 2004) (incorporated by reference to Exhibit 3.2 to CSS Industries, Inc.’s Quarterly Report on Form 10-Q dated November 8, 2004).

(e)(35)

Bylaws of CSS Industries, Inc., as amended to date (as last amended March 21, 2017) (incorporated by reference to Exhibit 3.7 to CSS Industries, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017).

Exhibit No.	Description
(e)(36)

Certificate of Designation of Series D Junior Participating Class 2 Preferred Stock of CSS Industries, Inc. (incorporated by reference to Exhibit 3.1 to CSS Industries, Inc.’s Current Report on Form 8-K filed with the SEC on November 11, 2019).

* Filed with this Amendment.

+ Portions of this document have been omitted pursuant to a request for confidential treatment submitted to the Securities and Exchange Commission pursuant to 17 CFR 240.24b-2.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CSS INDUSTRIES, INC.

	By:	/s/ William G. Kiesling
	Name:	William G. Kiesling
	Title:	Senior Vice President – Legal and Licensing and General Counsel

Date: February 19, 2020